U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                              WAL MART STORES, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                       UAW RETIREE MEDICAL BENEFITS TRUST
___________________________________________________________________________

3. Address of the person relying on exemption:

       200 WALKER STREET, SUITE 400 DETROIT, MICHIGAN   48207-4229
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


May 17, 2012

Dear Fellow Wal-Mart Shareholders:

On behalf of the UAW Retiree Medical Benefits Trust and the Nathan Cummings Foundation, we urge you to VOTE FOR PROPOSAL No. 5 at Wal-Mart Stores, Inc.'s annual meeting of shareholders on June 1, 2012. Our proposal asks the Wal-Mart Board of Directors to adopt a policy that it will nominate at least one director candidate with expertise in the field of health care, including significant experience in patient safety and quality issues.

WAL-MART'S BOARD NEEDS QUALIFIED DIRECTORS TO AVOID RISKS FROM
HEALTH CARE COMPLIANCE FAILURES

- Our resolution raises concerns about the Board's ability to prevent and Detect violations of federal health care law as it grows its health care business. Wal-Mart is diversifying from its traditional retail business mode into the provision of health care services, an evolution that creates new legal risks for the company, including risks related to the quality of patient care and compliance with federal and state regulations.

- Wal-Mart's health care business is currently regulated by several federal health care laws including the False Claims Act (FCA) and the Health Insurance Portability and Accountability Act of 1996 (HIPPA). In 2004, Wal-Mart paid $2.9 million in fines for alleged violations of the FCA involving the false billing of prescription claims to Medicaid and other federal health insurance programs. As part of the settlement, the company was required to report for four years to the federal government on improvements to its internal compliance controls related to its retail prescription services.

- A series of joint publications by the Department of Health and Human Services, Office of the Inspector General and the American Health Lawyers Association emphasizes directors' fiduciary responsibilities to oversee both compliance and quality of care.

- Wal-Mart's board should include a director who has experience managing these risks, to ensure that the board can fulfill its oversight duties in this area.

WAL-MART'S BOARD SHOULD REFLECT ITS GROWTH IN HEALTH CARE

- Wal-Mart "Health and Wellness" business unit includes its fast-growing pharmacy and optical services. The Humana Walmart-Preferred RX Plan is the fifth-largest prescription drug plan in the U.S.
   (http://www.drugchannles.net/2011/04/2011-part-d-maket-share-win-for-humana.
   html).

- Wal-Mart employed more than 15,000 pharmacists in 2010, serving over 100 million patients per week.
  (http://www.pharmacytimes.com/publications/career/2010/PharmacyCareer_
   Fall2010/LargeRetailers-Fall2010).

- In a request for information issued by Wal-Mart in 2011, Wal-Mart stated that it "intends to build a national, integrated, low-cost primary healthcare platform that will provide preventative and chronic care services that are currently out of reach for millions of Americans"
   (http://media.npr.org/assetrs/blogs/health/images/2011/11/
   Walmarthealthpartnerships.pdf).

We therefore urge you to VOTE FOR PROPOSAL No. 5.

Sincerely,

Meredith Miller
Chief Corporate Governance Officer, UAW Retiree Medical Benefits Trust

      THIS IS NOT A PROXY SOLICIATION AND NO PROXY CARDS WILL BE ACCEPTED Please execute and return your proxy card according to Wal-Mart's instructions